SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rocket Pharmaceuticals, Inc. (formally known as Inotek Pharmaceuticals Corporation)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

77313F106
(CUSIP Number)

Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
(617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 500,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 500,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 500,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51%
14	TYPE OF REPORTING PERSON PN

* Gives effect to the 1-for-4 reverse stock split effective on January 4, 2018.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 500,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 500,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 500,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51%
14	TYPE OF REPORTING PERSON OO

* Gives effect to the 1-for-4 reverse stock split effective on January 4, 2018.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 500,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 500,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 500,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51%
14	TYPE OF REPORTING PERSON OO

* Gives effect to the 1-for-4 reverse stock split effective on January 4, 2018.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 500,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 500,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 500,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51%
14	TYPE OF REPORTING PERSON IN

 * Gives effect to the 1-for-4 reverse stock split effective on January 4, 2018.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 500,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 500,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 500,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.51%
14	TYPE OF REPORTING PERSON IN

* Gives effect to the 1-for-4 reverse stock split effective on January 4, 2018.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 5, 2017 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on October 26, 2017 ("Amendment No. 1", and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") as it relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of the Company (as defined below). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 1 and 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to the Common Stock of Rocket Pharmaceuticals, Inc. (formally known as Inotek Pharmaceuticals Corporation), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 430 East 29th Street, Suite 1040, New York, New York 10016.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 33,077,793 shares of Common Stock reported to be outstanding as of January 4, 2018 as reflected in the Company's Current Report on Form 8-K filed with the SEC on January 5, 2018 (the "Form 8-K"), which is the sum of (i) 6,805,686 shares of Common Stock outstanding as of November 8, 2017 as described in the Form 8-K, after giving effect to the 1-for-4 reverse stock split effective on January 4, 2018 and (ii) 26,272,107 shares of Common Stock issued pursuant to the Agreement and Plan of Merger and Reorganization, dated as of September 12, 2017, by and among the Company, Rocket Pharmaceuticals, Ltd. and Rome Merger Sub, a wholly owned subsidiary of the Company.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 8 of 9 Pages

(c)	The Reporting Persons did not enter into any transactions in the shares of Common Stock within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	January 4, 2018.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2018

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

PHILLIP GROSS

/s/ Phillip Gross
PHILLIP GROSS, individually